Grupo Dataflux, S.A. de C.V.

Date: April 29th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Universidad
CNCI

CNCI UNIVERSITY (GRUPO DATAFLUX) REPORTS 1Q04 RESULTS

– Quarterly Operating Income increased 35% to Ps$5.5 million –
– EBITDA grew 14% to Ps$11.5 million –
– Net Income reached Ps$4.3 million –
– Net Income Cash increased 19% to Ps$11.0 million –

Monterrey, Mexico, April 29, 2004 — The CNCI University, previously Grupo Dataflux, S.A. de C.V., (BMV: Dataflx B) the Mexican Education company with the largest geographical reach, reported its first quarter 2004 results.

March 2004 – Quarterly Results

Operating income registered Ps$5.5 million pesos for 1Q04, coming from Ps$4.1 million in 1Q03 2003; this represents a 35% increment. EBITDA reached Ps$11.5 million, increasing 14% compared to the three months of 2003.

Sales increased 1% to Ps$57.0 million and Gross income grew 2% to Ps$46.6 million for 1Q04.

As of March 2004 the CNCI University holds no interest bearing debt, event that follows its strategy of not using bank debt to finance its operation.

CNCI University's integral financing cost registered Ps$0.9 million in 1Q04. The company recorded a net income of Ps$4.3 million in 1Q04 versus a net loss of Ps$0.8 million recorded in 1Q03. It registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$11.0 million pesos, growing 19% versus the three months of 2003.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	1Q03	1Q04	Gwth %
Sales	56,437.0	57,042.0	*1%*
Gross Income	45,479.0	46,580.0	*2%*
Operating Income	4,097.0	5,519.0	*35%*
EBITDA	10,093.0	11,501.0	*14%*
Net Income	(805.0)	4,267.0	*n.a.*
Net Income Cash	9,218.0	10,987.0	*19%*

CNCI University Branch Network
The CNCI´s University network is currently composed of 86 locations where Technical Training, College and University education is provided. The network reaches 30 states and 42 cities across Mexico.

"In this quarter we grew from 55 to 72 locations providing College education and all our locations provide Technical Training degrees", commented Guillermo Enriquez, CNCI´s University Dean. "We now have 4,500 College students, 120 in University and 15,203 enrolled in Techincal Training programs".

Additionally the CNCI University is also operating 18 franchise locations in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana, Chihuahua, Ciudad Juarez, Cancun , Hermosillo, Mexicali, Merida, Villahermosa, Culiacan, Minatitlan, San Cirstobal, Santa Catarina, Queretaro y Monclova.

Internet - Todito.com (non-consolidated operation)

Todito's total accumulated sales were Ps$55.6 million pesos for the three months of the year, a growth of 38% versus 2003. Its gross income grew 21% reaching Ps$34.8 million.

Its operating expenses registered Ps$81.0 million, of this total Ps$57.2 million relates to TV advertising on TV Azteca, which does not imply cash outflows. As a result, Todito registered an EBITDA of Ps$14.9 million pesos growing 4% versus 2003.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 97% sales increase reaching Ps$26.0 million, and user activation's grew 157% to a total of 291,200.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
The CNCI University, S.A. de C.V. (BMV: Dataflx B) is the Mexican Education company with the largest geographical. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V. QUARTERLY INCOME STATEMENT In Thousands of Pesos			
	1Q03	**1Q04**	***Gwth %***
Sales	56,437	57,042	*1%*
Cost of Goods Sold	(10,958)	(10,462)	*-5%*
Gross Income	**45,479**	**46,580**	*2%*
Operating Expenses	(35,386)	(35,079)	*-1%*
Depreciation and Amortizations	(5,996)	(5,982)	*0%*
Operating Income	**4,097**	**5,519**	*35%*
EBITDA	10,093	11,501	*14%*
Financial Expenses, net	(312)	(162)	*-48%*
FX Income, net	(149)	(127)	*-15%*
Monetary Position Gain, net	1,329	(611)	*n.a.*
	868	**(900)**	*n.a.*
Earnings After Financial Entries	**4,965**	**4,619**	*-7%*
Other income (expenses), net	(563)	(352)	*-37%*
Taxes	-	-	*n.a.*
Discontinued Operations	(5,207)	-	*n.a.*
Net Income	**(805)**	**4,267**	***n.a.***
Net Income Cash	**9,218**	**10,987**	***19%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		**Mar-03**	**Mar-04**	**Gwth %**
Current Assets:				
Cash	$	21,320	14,761	*-31%*
Accounts Receivable		0	0	*n.a.*
Inventories		1,973	1,384	*-30%*
Taxes Receivable		4,006	9,137	*n.a.*
Other Accounts Receivable		5,308	12,349	*133%*
Investment in Subsidiaries		399,917	350,684	*-12%*
Current Assets	**$**	**432,524**	**388,315**	***-10%***
Discontinued Operations		230,973	0	*-100%*
Fixed Assets, Net		105,641	100,925	*-4%*
Deferred Assets		12,878	19,971	*55%*
Deferred Taxes		8,640	15,368	*78%*
Total Assets	**$**	**790,656**	**524,579**	***-34%***
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	1,974	0	*-100%*
Accounts Payable		35,634	25,262	*-29%*
Other Accounts Payable		13,299	57,252	*330%*
Taxes and Ints. Payable		0	0	*n.a.*
Deferred Liabilities		0	0	*n.a.*
Short Term Liabilities	**$**	**50,907**	**82,514**	***62%***
Bank Loans	$	0	0	*#¡DIV/0!*
Long Term Liabilities		83,997	47,588	*-43%*
Total Liabilities	**$**	**134,904**	**130,102**	***-4%***
Equity	$	45,095	44,889	*0%*
Equity Inflationary Adjustment		37,966	38,310	*1%*
Premium on Stock´s Suscription		412,916	414,157	*0%*
Inflationary Adjustment Deficit		-236,530	-301,331	*27%*
Retained Earnings		338,189	191,885	*-43%*
Reserve for Stock Repurchase Plan		22,092	22,004	*0%*
Stocks Repurchased		-5,356	-5,356	*0%*
Net Income		-805	4,267	*-630%*
Initial Accumulated Deferred Taxes Effect		42,185	39,424	*-7%*
Total Equity	**$**	**655,752**	**448,249**	*-32%*
Total Liabilities and Equity	**$**	**790,656**	**578,351**	***-27%***